UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2024
Commission File Number 001-14370
COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)
BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)
CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ____X___ Form 40-F _______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces Fourth Quarter 2023 Results for Production and Volume Sold per Metal

LIMA, Peru--(BUSINESS WIRE)--February 14, 2024--Compañía de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced 4Q23 results for production and volume sold.

Production per Metal

	Three Months Ended December 31, 2023	Year Ended December 31, 2023	Year Ended December 31, 2024 Guidance (1)

Gold ounces produced
El Brocal	6,472	21,103	17.0k - 20.0k
Orcopampa	22,692	83,239	70.0k - 75.0k
Tambomayo	12,052	41,675	28.0k - 32.0k
Julcani	237	237	2.8k - 3.2k
La Zanja	2,308	9,080	5.0k - 7.0k
Total Direct Operations (2)	43,761	155,334	122.8k - 137.2k
Coimolache	27,351	67,140	38.0k - 43.0k
Total incl. Associated (3)	52,231	174,114	131.5k - 146.7k

Silver ounces produced
El Brocal (4)	1,009,294	3,264,859	1.4M - 1.7M
Uchucchacua	278,538	278,538	2.2M - 2.5M
Yumpag (5)	2,316,499	2,316,499	6.5M - 7.2M
Orcopampa	8,136	30,164	-
Tambomayo	353,783	1,590,784	1.7M - 1.9M
Julcani	352,784	1,670,679	1.7M - 1.9M
La Zanja	4,956	20,589	-
Total Direct Operations (2)	4,323,991	9,172,113	13.5M - 15.2M
Coimolache	88,080	264,835	0.1M - 0.2M
Total incl. Associated (3)	3,970,021	8,019,040	13.0M - 14.6M

Lead metric tons produced
El Brocal	2,866	5,026	-
Uchucchacua	1,962	1,962	13.0k - 15.0k
Tambomayo	1,026	3,877	2.4k - 2.7k
Julcani	147	545	0.9k - 1.0k
Total Direct Operations (2)	6,002	11,410	16.3k - 18.7k

Zinc metric tons produced
El Brocal	10,492	17,153	3.1k - 3.5k
Uchucchacua	2,763	2,763	17.0k - 19.0k
Tambomayo	1,478	5,092	4.0k - 4.4k
Total Direct Operations (2)	14,732	25,008	24.1k - 26.9k

Copper metric tons produced
El Brocal (4)	13,581	57,707	55.0k - 60.0k
Julcani	14	14	-
Total Direct Operations (2)	13,595	57,721	55.0k - 60.0k
  2024 projections are considered to be forward-looking statements and represent management’s good faith estimates or expectations of future production results as of February 2024.
  Considers 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.
  Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 61.43% of El Brocal and 40.094% of Coimolache.
  3Q23 silver and copper production for El Brocal has been updated. The updated figure is 1,183,357 Oz Ag and 18,674 tons Cu.
  Considers ore from the pilot stope approved within Yumpag EIA-sd

Volume Sold per Metal

	Three Months Ended December 31, 2023	Year Ended December 31, 2023

Gold ounces sold
El Brocal	4,411	12,985
Orcopampa	22,807	83,311
Tambomayo	10,806	37,456
Julcani	241	330
La Zanja	2,220	9,102
Total Direct Operations (1)	40,484	143,185
Coimolache	30,756	67,016
Total incl. Associated (2)	51,114	165,046

Silver ounces sold
El Brocal	816,847	2,690,844
Uchucchacua	228,125	594,903
Yumpag (3)	1,836,387	1,836,387
Orcopampa	7,236	26,668
Tambomayo	307,614	1,433,048
Julcani	319,975	1,571,560
La Zanja	6,027	35,000
Total Direct Operations (1)	3,522,212	8,188,411
Coimolache	98,834	263,729
Total incl. Associated (2)	3,246,780	7,256,292

Lead metric tons sold
El Brocal	2,712	4,651
Uchucchacua	1,721	1,721
Tambomayo	873	3,394
Julcani	122	461
Total Direct Operations (1)	5,428	10,227

Zinc metric tons sold
El Brocal	8,532	14,010
Uchucchacua	2,129	2,129
Tambomayo	1,153	3,998
Total Direct Operations (1)	11,813	20,137

Copper metric tons sold
El Brocal	13,476	55,366
Julcani	11	61
Total Direct Operations (1)	13,487	55,427
  Considers 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.
  Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 61.43% of El Brocal and 40.094% of Coimolache.
  Considers ore from the pilot stope approved within the Yumpag EIA-sd

Average realized prices(1)(2)

	Three Months Ended December 31, 2023	Year Ended December 31, 2023

Gold (US$/Oz)	2,022	1,954
Silver (US$/Oz)	23.55	23.98
Lead (US$/MT)	2,148	2,093
Zinc (US$/MT)	2,430	2,315
Copper (US$/MT)	7,574	8,418
  Considers Buenaventura consolidated figures.
  Realized prices include both provisional sales and final adjustments for price changes.

Commentary on Operations

Tambomayo: 2023 gold and lead production exceeded revised guidance, as grades within areas mined during 4Q23 were 40% higher than previously estimated. 2023 silver and zinc production were in line with revised guidance.

2024 Guidance: Buenaventura expects gold, lead, and zinc production at its Tambomayo operations to decrease year on year, with an expected ~10% decrease in annual throughput and lower gold, lead and zinc grades as the mining sequence migrates into lower grade areas. Increased silver grades within scheduled 2024 mining areas will partially offset the expected processing volume decrease, with an increased silver production relative to 2023.

Orcopampa: 2023 gold production slightly exceeded guidance, as ore extracted during the 4Q23 had higher than anticipated gold grades.

2024 Guidance: guidance reflects a year-on-year decrease in gold production with lower gold grades expected to be mined during 2024, as an increased percentage of ore will be mined from lower-grade secondary stopes near the previously mined adjacent primary stopes.

Coimolache: 2023 gold production exceeded guidance, as optimized leach pad space enabled higher-than-planned volumes of ore treated during 4Q23. This was partially offset by lower grade and longer percolation rates during 4Q23. However, it’s important to note that 65% of full year 2023 production came from the Tantahuatay NW-Ext pit which successfully achieved target production within its first year of operation.

2024 Guidance: Buenaventura expects a year-on-year decline in gold due to limited leach pad capacity, as environmental permits required for leach pad expansion remain pending with continued delays from the Peruvian environmental authority (SENACE). Buenaventura expects to receive relevant permits in the 1H24, enabling construction of the necessary components during 2H24. The Coimolache production plan combines fresh ore with re-leaching at the Tantahuatay main pad to offset this production gap.

Julcani: 2023 silver production underperformed slightly relative to adjusted guidance, primarily due to a negative geology reconciliation and a year-on-year decrease in treated ore. However, it’s important to note that gold and copper production from the Rosario sector began in December 2024.

2024 Guidance: the Company expects a year-on-year increase in silver production due to a ~10% increase in annual throughput with benefit of full ramp up relative to the same period in 2023 and noting a 10-day suspension of operations in February 2023. Exploration at Julcani will also continue during 2024, with exploration, mine development and batch processing campaigns within the Rosario sector resulting in 3k Oz gold and 250k Oz silver in expected production, in addition to production from the Achilla sector.

Uchucchacua: Buenaventura re-initiated Uchucchacua and Yumpag ore processing in the 4Q23 after the Uchucchacua processing plant had been placed under Care and Maintenance (C&M) since 3Q21. 2023 lead and zinc production surpassed guidance while silver production underperformed guidance due to a short-term planning adjustment and to prioritize processing higher value ore production at Yumpag.

2024 Guidance: Buenaventura expects a year-on-year increase in silver, lead and zinc production due to Uchucchacua's sustained operation throughout full year 2024. Moving forward Uchucchacua will also primarily treat polymetallic ore, with ore value balanced between silver, lead and zinc- as opposed to exclusively silver ore which was produced previously. Additionally, Buenaventura has optimized Uchucchacua’s operations, which is now operating at approximately ~800 tpd and the plan is to ramp-up to ~1,500 tpd by 4Q24.

Yumpag: Yumpag ore processing from the pilot stope began simultaneously with that of Uchucchacua in 4Q23. Yumpag 2023 silver production exceeded guidance, offsetting lower production at Uchucchacua. The increased silver production is due to the prioritization of high-grade ore at Yumpag’s pilot stope.

2024 Guidance: Buenaventura expects a year-over-year increase in silver production, primarily due to a higher volume of ore treated. Yumpag continued processing pilot stope ore through January 2024, after which mineral processing has been suspended until definitive operating permits are obtained, expected by the end of 1Q24. Yumpag is therefore expected to initiate mineral processing in 2Q24 to achieve the estimated guidance.

El Brocal: 2023 silver production exceeded guidance due to higher-than-expected silver grades at the El Brocal underground mine. Copper, gold, lead and zinc production were in line with revised 2023 guidance. Record 2023 copper production resulted from successful massive underground method migration completion, enabling El Brocal to ultimately achieve an average of 10.8 ktpd during the 4Q23, surpassing its targeted 10,000 tpd underground mine exploitation rate, also with benefit of the successful implementation of Buenaventura’s plan to increase production at its Marcapunta underground mine to offset the temporary suspension of mining activities at Colquijirca’s Tajo Norte Mine as was announced on October 3, 2023.

2024 Guidance: Buenaventura expects copper production to remain in line with 2023 as underground mine production ramp-up continues, partially offset by lower copper grades. The targeted 2024 underground mine exploitation rate for El Brocal will increase to 11,000 tpd from 10,000 tpd in 4Q23. 2024 gold production is expected to decrease slightly year-over-year due to lower grades, partially offset by increased volume of treated ore. A significant year-on-year decline in El Brocal silver and zinc production is expected in 2024 due to the temporary suspension of mining activities at Colquijirca’s Tajo Norte Mine. No lead production has been planned for the full year 2024.

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Julcani*, Tambomayo*, La Zanja*, El Brocal and Coimolache).

The Company owns 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer (a partnership with Freeport-McMorRan Inc. and Sumitomo Corporation).

(*) Operations wholly owned by Buenaventura.

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Contacts

Contacts in Lima:
Daniel Dominguez, Chief Financial Officer
+51 1 419 2540

Gabriel Salas, Head of Investor Relations
+51 1 419 2591
gabriel.salas@buenaventura.pe

Contact in New York:
Barbara Cano, InspIR Group
+1 646 452 2334
barbara@inspirgroup.com

Website: www.buenaventura.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ DANIEL DOMINGUEZ

Name: Daniel Dominguez

Title: Chief Financial Officer

Date: February 14, 2024